Exhibit 99.9
Principal Officers:

Keith M. Braaten, P. Eng.
   President & CEO
Jodi L. Anhorn, M.Sc., P. Eng.
   Executive Vice President & COO

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.
Caralyn P. Bennett, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Todd J. Ikeda, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated March 11, 2014 and effective December 31, 2013, evaluating the petroleum and natural gas reserves attributable to Crescent Point Energy Corp. and its affiliates, which is entitled "Reserves Assessment and Evaluation of Canadian and American Oil and Gas Properties (the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2013 dated March 11, 2014, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

Terry L. Aarsby, P. Eng.
Vice President
Dated: March 11, 2014
Calgary, Alberta
CANADA